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-------------------------                                                                             ------------------------------
         FORM 5                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB Approval
-------------------------                            Washington, D.C. 20549                           ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0362
    longer subject to                                                                                  Expires:   December 31, 2001
    Section 16. Form 4                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Estimated average burden
    or Form 5 obligations                                                                              hours per response.......1.0
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
[X] Form 3 Holdings           Section 17(a) of the Public Utility Holding Company Act of 1935 or
    Reported                          Section 30(f) of the Investment Company Act of 1940
[ ] Form 4 Transactions
    Reported

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1.  Name and Address of Rerporting Person*   2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                American Home Mortgage Holdings, Inc.; AHMH
Slosser       Kenneth           P.                                                           [X] Director        [ ] 10% Owner
------------------------------------------------------------------------------------------   [ ] Officer (give   [ ] Other (specify
(Last)          (First)        (Middle)      3. I.R.S. Identification  4. Statement for                   title             below)
                                                Number of Reporting       Month/Year                      below)
                                                Person, if an entity
c/o American Home Mortgage Holdings, Inc.               (Voluntary)      December 31, 2000
520 Broadhollow Road                                                                         ------------------------------------
------------------------------------------                             -------------------------------------------------------------
                (Street)                                               5. If Amendment,      7. Individual or Joint/Group Reporting
                                                                          Date of Original            (Check Applicable Line)
                                                                          (Month/Year)       [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
Melville     New York        11747                                                               Reporting Person
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(City)          (State)        (Zip)

                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                        Amount  (A) or (D)   Price
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*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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                                                                                                                     SEC 2270 (3-99)
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FORM 5 (continued)
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship Form   Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      of Deriv-   Beneficial
   ative     Price of    (Month/    (Instr.   Acquired (A)   and Expir-    of            ative    ative       ative       Ownership
   Secu-     Deriv-      Day/       8)        or Disposed    ation         Under-        Secu-    Secu-       Security:   (Instr. 4)
   rity      ative       Year)                of (D)         Date          lying         rity     rities      Direct
   (Instr.   Security                         (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     (D) or
   3)                                         4, and 5)      Day/          ties          5)       cially      Indirect
                                                             Year)         (Instr.                Owned       (I)
                                                                           3 and 4)               at End      (Instr.
                                                                                                  of          4)
                                                                                                  Year
                                                                                                  (Instr.
                                                                                                   4)
                                    ----------------------------------------------------
                                             (A)    (D)    Date     Expir-  Title Amount
                                                           Exercis- ation         or
                                                           able     Date          Number
                                                                                  of
                                                                                  Shares
                                   -----------------------------------------------------
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Warrants to   $7.80(1)  09/30/1999 (J)(2)   50,000        Immed. 09/30/2004 Common 50,000   (2)    50,000      (D)
purchase                                                                    Stock,
Common Stock                                                                $0.01
                                                                            par
                                                                            value
                                                                            per
                                                                            share
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Explanation of Responses:

(1) This exercise price may be subject to adjustment from time to time as provided in Article III of the Warrant Agreement entered into by and between the Company and Friedman, Billings, Ramsey & Co., Inc. ("FBR"), a form of which is attached as Exhibit 10.12 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (SEC File No. 333-82409).

(2) Mr. Slosser is a Managing Director of FBR. FBR received compensation from the Company for serving as the Company's financial advisor and lead underwriter in connection with the Company's initial public offering, which compensation included warrants to purchase 250,000 shares of the Company's Common Stock. As a Managing Director of FBR, Mr. Slosser received 50,000 of these warrants from FBR. Thus, at the time Mr. Slosser became a director of the Company in March of 2000, he beneficially owned 50,000 warrants to purchase shares of the Company's Common Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually           /s/ Kenneth P. Slosser           April 27, 2001
        signed.  If space is insufficient, see Instruction 6 for          ------------------------------------  --------------------
        procedure.                                                          ** Signature of Reporting Person         Date



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                                                                                                     SEC 2270 (3-99)
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